8/20/2008

Board of Directors
Zulu Energy

Gentlemen,

After much thought and reflection, I have concerns about the direction the newly reconstituted Board is taking Zulu Energy and directives issued by the new Board. Therefore it is with deep regret that I hereby submit my resignation as President, CEO and Board Member of Zulu Energy, to be effective 30 days from now in accordance with my contract. I do wish Zulu, its investors and the nation of Botswana great success in developing the needed energy that Africa dearly needs.

Sincerely,

Paul Stroud

122 North Main Street – Sheridan, WY 82801 USA
+1-307-673-0800